FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company

Nevoro Inc. (“Nevoro”) 141 Adelaide Street West Suite 420 Toronto, Ontario M5H 3L5

2.	Date of Material Change

June 10, 2008

3.	News Release

A press release was issued on June 10, 2008 and was disseminated through marketwire and filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”).

4.	Summary of Material Change

Nevoro, Nevoro Platinum Inc. (“Subco”) and Aurora Platinum Exploration Inc. (formerly Aurora Metals (BVI) Limited) (“Aurora”) completed the previously announced business combination.

5.	Full Description of Material Change

On June 10, 2008, Nevoro, Subco and Aurora completed the business combination whereby Subco and Aurora merged and continued as one corporation with the same effect as if they were amalgamated, through a court approved statutory plan of arrangement under Section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”). Pursuant to the Arrangement, each Aurora common share has been cancelled and the holders thereof are entitled to receive for each such Aurora common share, one Nevoro common share. 19,981,476 Nevoro common shares have been issued to former holders of Aurora common shares.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

Further information regarding the matters described in this report may be obtained from Mr. William Schara, President and Chief Executive Officer of Nevoro, who is knowledgeable about the details of the material change and may be contacted at (416) 363-8238.

9.	Date of Report

June 10, 2008

NEVORO INC.
By:	(signed) “Talya Ziv-Av”
Talya Ziv-Av
Vice President Legal Affairs and Corporate Secretary